Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 28, 2015

VIA EDGAR

Ms. Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Filed March 31, 2015
File No. 001-35898

Dear Ms. Parker:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to the Staff’s comment letter, dated April 21, 2015, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in the amended Proxy Statement, a copy of which has been marked with the changes from the original filing of the Proxy Statement. We are also delivering three (3) courtesy copies of such marked copy to Tonya K. Aldave.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note that in your disclosure throughout the proxy statement as well as in the proposal starting on page 75, you have combined the discussion of the various proposed amendments to the charter. We also note that on the proxy card, you have numbered each charter amendment proposal as a subparagraph of the number 2 (i.e. 2a, 2b, 2c and 2d). We further note your statement elsewhere that if the merger proposal and the charter amendment proposal relating to the Jones Act are not approved, the other proposals (except the adjournment proposal) will not be presented to the stockholders for a vote and the mergers will not be consummated. Please clarify whether any of the charter amendment proposals are mutually conditioned on each other or to the merger proposal. If any of the proposals are mutually conditioned, revise the proxy statement and proxy card accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

We have revised the disclosure in the Notice and on pages 4, 19, 61, 81, 88 and 89 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

Summary of the Material Terms of the Merger

Questions and Answers About the Proposals, page 3

2.	Please revise this entire section to provide disclosure using short sentences and paragraphs. Divide the longer Answers into multiple questions and answers. Please include bullet points and numbered paragraphs to improve readability. Currently, your Answers contain sentences that are up to 15 lines long, and duplicate almost verbatim the disclosure found in other parts of the proxy, such as the “Summary of the Material Terms of the Merger” and “Summary of the Proxy Statement” sections that immediately precede and follow this “Question and Answer” section.

We have revised the disclosure throughout the section titled “Questions and Answers About the Proposals” as requested.

3.	Please include a separate question and answer to discuss the timing constraints with respect to the merger transaction.

We have revised the disclosure on page 12 of the Proxy Statement as requested.

4.	Please include a separate question and answer to disclose the business and management of the combined company going forward if the merger proposal is approved. Briefly discuss the financial condition and results of operations of Lindblad, such as the total assets, liabilities and net income as of a recent period.

We have revised the disclosure on page 5 of the Proxy Statement as requested.

5.	Please include a separate question and answer to discuss the merger consideration the stockholders of Lindblad will receive upon consummation of the merger transaction. For example, disclose that the stockholders of Lindblad will receive merger consideration having an aggregate value of approximately $330,000,000, comprised of approximately $90,000,000 in cash and approximately 24,000,000 shares of the Company’s common stock, including options to purchase shares of Capitol’s common stock. Compare this amount with the total assets of Capitol prior to the merger.

We have revised the disclosure on page 5 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

6.	Please include a separate question and answer to discuss the specific conditions regarding consummation of the merger transaction. For example, we note disclosure in your Form S-1, file number 333-187519 that “We will consummate our initial business combination only if we have net tangible assets of at least $5 million upon such consummation and a majority of the outstanding shares of common stock voted are voted in favor of the business combination.” Please also disclose in the answer that the transaction will not be consummated if holders of more than 18,249,999 of the public shares (representing approximately 91% of the public shares) properly demand conversion of their shares into cash.

We have revised the disclosure on page 8 of the Proxy Statement as requested.

7.	Please include a separate question and answer to discuss the effect on the company’s common stock if the merger transaction is consummated. Disclose:

●	the current trading price of the Capitol common stock on the Nasdaq,

●	the possible effect on the trading price of the common stock if the merger transaction with Lindblad were consummated, and

●	the approximate price per share that a holder who demands conversion might receive.

Include a discussion of the possible post-merger effect on the trading price of the stock due to any transactions related to the merger, such as the issuance to the Lindblad shareholders of 24 million shares of Capitol stock and options to purchase 3,982,212 shares of Capitol common stock with an exercise price of $1.69 per share.

We have revised the disclosure on page 9 of the Proxy Statement as requested.

8.	Please include a separate question and answer to discuss whether the merger proposal could be consummated in circumstances where:

●	a majority of the outstanding shares of common stock might not have voted in favor of the transaction, or

●	more than 91% of the public shares might have demanded conversion of their shares into cash.

Specifically, discuss the ability of the Capitol initial stockholders, Lindblad or Lindblad’s stockholders to enter into share purchases and other transactions that would increase the likelihood of obtaining majority approval, and/or increase the likelihood of not surpassing the maximum allowable conversion. Discuss the possible depressive effect these transactions may have on the price of your common stock.

We have revised the disclosure on pages 8 and 9 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

9.	We note the sentence on page 6 that “If you exercise your conversion rights, then you will be exchanging your shares of Capitol common stock for cash and will no longer own these shares following the mergers.” Please move this sentence so that it is part of the answer to the question on page 5 “Do I have conversion rights?”

We have revised the Proxy Statement to relocate the above-referenced sentence to the question titled “Do I have conversion rights?” as requested.

10.	We note the second paragraph on page 7 of the answer to the question “What happens if the mergers are not consummated?” Please provide a separate question regarding the interests of Capitol’s directors and officers in the merger, and the conflict of interest arising therefrom. In the answer, disclose the estimated aggregate amount that Capitol’s directors and officers would forfeit or be liable for if the merger transaction is not consummated. Please also disclose and quantify the specific components. For example, disclose the forfeiture of or loss due to:

●	5,000,000 initial shares held by Capitol’s initial stockholders, including its directors and officers, that had an aggregate market value of $49,650,000 based upon the closing price on March 16, 2015;

●	5,600,000 sponsor warrants that had an aggregate market value of $5,296,480 based on the closing price per warrant on the Nasdaq on March 16, 2015;

●	non-employee director compensation annual cash fees of $50,000 (not including any additional fees for service as Chairman of the Board or as a committee member or chair) and an annual grant of $75,000 in shares of restricted stock that vests over three years for Messrs. Ein and Dryden;

●	personal liability of Messrs. Ein and Dryden to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Capitol;

●	loans in the aggregate of approximately $1,460,000 made by the initial stockholders to Capitol; and

●	out-of-pocket expenses incurred by Capitol’s officers, directors, initial stockholders and their affiliates in connection with certain activities on Capitol’s behalf.

We have revised the disclosure on pages 10 and 11 of the Proxy Statement as requested.

11.	Please provide a separate question and answer to disclose that the board of directors of Capitol chose to not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the business combination. Discuss the reasons why, as well as the risks stemming from the lack of a third-party valuation or fairness opinion.

We have revised the disclosure on page 6 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

12.	Please provide a separate question and answer regarding the requirement under Capitol’s amended and restated certificate of incorporation that the business acquired by Capitol must have a fair market value equal to at least 80% of the balance of the funds in the trust account. Discuss specifically how the board determined the fair market value of the 80% test was met. See also comment 15 below.

We have revised the disclosure on page 5 of the Proxy Statement as requested.

The Merger Proposal

Background of the Mergers, page 48

13.	We note your statement in several places that the parties circulated or met to discuss “key aspects,” “key issues” or “key open issues.” We further note your statement that “The financial terms of the letter of intent were substantially consistent with the terms of the merger agreement that was ultimately executed.” Please significantly expand your discussion in this section to disclose the details of the discussions between Capitol and Lindblad with respect to the material terms of the merger. Provide details, including quantitative detail, as to how the parties reached the material terms of the transaction, such as the material components of the merger consideration.

We have revised the disclosure in this section of the Proxy Statement as requested.

Capitol’s Board of Directors’ Reasons for Approval of the Merger, page 51

14.	We note the bulleted list of factors that the Capitol board considered in connection with the business combination. Please disclose whether the Capitol board considered as a factor the interests of Capitol’s directors and officers in the merger, including the amounts such persons would forfeit or be liable for if a merger transaction is not consummated by the May 15, 2015 deadline.

We have revised the disclosure on page 57 of the Proxy Statement as requested.

Satisfaction of 80% Test, page 54

15.	Please disclose the calculation you used to determine that the 80% test was met. In this regard, it is not clear how you concluded that the test for 80% of the balance of the funds in the trust account is met based on “qualitative factors.” This 80% test appears to require you to compare the value of Lindblad’s fair market value against the balance of the funds in your trust account, and 80%, fair market value, and balance of the trust account are numbers.

We have revised the disclosure on page 58 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

Pro Forma Condensed Combined Statement of Operations - For the Year Ended December 31, 2014, page 73

16.	Please clarify the number of shares to be issued under the scenario “Minimum Debt Financing.” In this regard, it appears the adjustment on the face of the statement is 11 million shares for a total of $110,000,000, which appears to be the balance of the trust account after considering the $90 million cash payment to Lindblad, while the description of this scenario here and elsewhere in your filing appears to indicate 9 million shares is used in the calculation.

We have revised the disclosure on pages 27, 29 and 68 to conform the descriptions to show that the scenario “Minimum Debt Financing” is adjusted for the conversion of 11,000,000 shares.

17.	Tell us your consideration to present a pro forma adjustment for (1) the option agreement granting National Geographic the right to purchase from Mr. Lindblad a number of shares of Capitol common stock equal to five percent of Capitol’s issued and outstanding common stock as of the closing of the mergers and/or (2) the charitable contribution of an aggregate of 375,000 founder’s shares to Lindblad Expeditions-National Geographic Joint Fund for Exploration and Conservation for no additional consideration to be contributed one day after the closing of the mergers.

With respect to the first part of the Staff’s comment, we have revised the pro forma financial statements to reflect a contribution of capital from Mr. Lindblad to Lindblad Expeditions, Inc. (“Lindblad”) and a corresponding debit for deferred royalty and commission costs in connection with the extension of the arrangement with National Geographic. A Black Scholes valuation model was used to determine the fair value of the option in order to value both the contribution of capital by Mr. Lindblad to Lindblad and the deferred royalty and commission costs between Lindblad and National Geographic. The Black-Scholes option values are as follows:

	Pro Forma Scenario
	No Conversion	Minimum Financing	Maximum Conversions
Fair value of Mr. Lindblad’s option grant to National Geographic	$12,153,000	$9,353,000	$7,554,000

With respect to the second part of the Staff’s comment, we determined that the charitable contribution of an aggregate of 375,000 founder’s shares of the Company represented a charitable contribution by the founders, personally, and not a charitable contribution by the post-merger company. As such, we determined that there would be no accounting for the charitable contribution within the consolidated financial statements of the post-merger company upon the consummation of these transactions, and as such, no accounting required with the pro forma financial statements presented. We therefore have not revised the pro forma financial statements in response to this part of the Staff’s comment.

Securities and Exchange Commission

April 28, 2015

Note D, page 73

18.	Please revise this discussion to include the amount of debt and related interest rate used to calculate this amount similar to the information presented in Note E.

We have revised the disclosure in Note E on page 78 of the Proxy Statement to reverse the total amount of Lindblad’s actual interest expense as reported within the Consolidated Income Statement for the year ended December 31, 2014, which represented principally the interest expense recorded for the senior debt and the junior debt.

The Charter Amendment Proposals, page 75

19.	We note that Section I of your current charter states that “Prior to a Business Combination, the Board of Directors may not issue (i) any shares of Common Stock or any securities convertible into Common Stock; or (ii) any securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Common Stock on a Business Combination.” Please tell us how you have complied with this provision. For example, we note that in May 2013, Capitol effected a stock dividend of 0.2 shares for each outstanding share of common stock, resulting in Capitol’s sponsor and officers and directors holding an aggregate of 5,175,000 founder’s shares, of which 175,000 shares were subsequently forfeited.

We wish to advise the Staff that the above-referenced provision was not effective until the filing of the Company’s amended and restated certificate of incorporation, which filing was not made until after the time that the registration statement for the Company’s initial public offering was declared effective. The stock dividend referred to above took place prior to such filing. Accordingly, compliance with such section was not required at the time of the dividend.

The Director Election Proposal

Outstanding Equity Awards at Fiscal 2014 Year End, page 97

20.	Please revise to include a column titled “equity incentive plan awards: number of securities underlying unexercised unearned options” or advise. Refer to Item 402(f) of Regulation S-K.

We have revised the “Outstanding Equity Awards at Fiscal 2014 Year End” table on page 101 to include a column titled “equity incentive plan awards: number of securities underlying unexercised unearned options” as requested.

Securities and Exchange Commission

April 28, 2015

Business of Lindblad Overview, page 111

21.	Please delete or substantiate your statements that Lindblad provides “compelling value proposition to [its] target demographics, “distinctive product offering,” “compelling value proposition,” “differentiated and compelling offerings,” and “differentiated and compelling nature of [your] expeditions.”

We have revised the disclosure on page 115 and elsewhere throughout the Proxy Statement to delete the referenced statements regarding Lindblad as requested.

22.	Please substantiate your statement on page 111 that Lars-Eric Lindblad is “considered by many as the father of ecotourism and led the first citizen explorers to many destinations that were previously limited to scientists.” Similarly, substantiate your statement on page 113 that Sven-Olof Lindblad, founder, President and Chief Executive Officer of Lindblad, is “recognized as pioneer in the field.”

We have revised the disclosure on page 115 of the Proxy Statement to substantiate the statements made with respect to Lars-Eric Lindblad and have deleted the referenced text on page 117 of the Proxy Statement made with respect to Sven-Olof Lindblad.

23.	Please substantiate your statement on page 111 that Lindblad is a “global leader in expedition cruising and adventure travel experiences” and your statement on page 112 that Lindblad “has been a leader in expedition cruising, known for providing distinctive experiences to its guests.”

We have revised the disclosure on page 115 and elsewhere throughout the Proxy Statement to delete the statement regarding Lindblad being a “global leader” and have revised the disclosure on page 116 of the Proxy Statement to clarify the statement regarding guest experiences.

Expertise and Name Recognition, page 112

24.	We note that you have received “numerous awards and honors.” If these awards are generally known or industry-wide, please briefly describe the criteria for each award. In the alternative, if the awards are nominal or honorary, please add a brief and clear explanation that puts these awards in context or remove references to nominal or honorary awards.

We wish to advise the Staff that each of these awards is generally known or industry-wide. Accordingly, we have expanded the disclosure on page 116 of the Proxy Statement with respect to the honors and awards earned by Lindblad to briefly describe the criteria with respect to such honors and awards as requested.

Securities and Exchange Commission

April 28, 2015

Maximize and Grow Net Yields, page 115

25.	We note your statement that Lindblad’s net yield amounts are significantly higher than those reported by the large scale cruise line operators serving the broader market. Please quantify the net yield amounts of the large scale cruise line operators serving the broader market.

We have revised the disclosure on page 119 of the Proxy Statement as requested.

Strategic Alliance with National Geographic, page 112 and 116

26.	Because Lindblad’s strategic alliance with National Geographic appears to be material to current and future business of the company, please disclose here the material terms of various agreements with National Geographic and the expiration dates for all such agreements. Please also disclose the material terms of your option agreement that will grant National Geographic the right to purchase up to five percent of your stock. In addition, clarify the current status of the licensing contract extension with National Geographic. It may be beneficial for clarity purposes to combine the two different sections entitled “Strategic Alliance with National Geographic” appearing on pages 112 and 116.

We have combined the prior disclosures on pages 112 and 116 of the Proxy Statement into one revised section on page 120. The revised disclosure now provides the material terms of the agreements with National Geographic as well as the status of the option agreement between Sven-Olof Lindblad and National Geographic upon which the extensions to Lindblad’s agreements with National Geographic are conditioned. The Company expects to request the Securities and Exchange Commission for confidential treatment with respect to certain financial and other terms contained in the agreements with National Geographic, as the Company believes that these terms constitute “trade secrets and commercial or financial information obtained from a person that are privileged or confidential” under the provisions of 17 C.F.R. §200.80(b)(4) and the disclosure of such terms would cause substantial harm to the competitive position of the Company and is not necessary for the protection of investors (since the Company will disclose the aggregate royalty and other payments to National Geographic in its public disclosures).

Securities and Exchange Commission

April 28, 2015

27.	We note your disclosure here that the current agreement between Lindblad and National Geographic will be extended through 2025 in connection with the merger with Capitol, and that this extension is contingent on the execution by Sven-Olof Lindblad of an option agreement granting National Geographic the right to purchase from Mr. Lindblad a number of shares of Capitol common stock equal to five percent of Capitol’s issued and outstanding common stock as of the closing of the mergers. Please tell us how this transaction will be valued and recorded on Lindblad’s financial statements, and how this transaction is recorded in the pro forma financial statements.

We have determined that the option represents a contribution of capital from Mr. Lindblad to Lindblad and a corresponding debit for deferred royalty and commission costs in connection with the extension of the arrangement with National Geographic. A Black-Scholes valuation model was used to determine the fair value of the option in order to value both the contribution of capital by Mr. Lindblad to Lindblad and the deferred royalty and commission costs between Lindblad and National Geographic. The Black-Scholes option values are as follows:

	Pro Forma Scenario
	No Conversion	Minimum Financing	Maximum Conversions
Fair value of Mr. Lindblad’s option grant to National Geographic	$12,153,000	$9,353,000	$7,554,000

Ship Maintenance, page 119

28.	Please disclose the average age of your vessels and the anticipated increase in ship maintenance expenses due to continued aging of your fleet.

We have revised the disclosure on pages 124 and 125 of the Proxy Statement to include a statement regarding the impact of the age of the vessels on annual maintenance as requested. We previously included disclosure of the year each of the vessels was built in the table on page 123 of the Proxy Statement.

Competition, page 126

29.	Please revise this section to name your principal competitors.

We have revised the disclosure on page 131 of the Proxy Statement as requested.

Lindblad’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 127

30.	Please include an “Overview” section describing the most important matters on which the company is focusing in evaluating Lindblad’s financial condition and operating performance. To enhance an investor’s understanding of Lindblad’s business, you should provide insight regarding material opportunities, challenges and risks on which management is focused in both the short and long term, as well as the steps you are taking to address them. Likewise, include a discussion of economic or industry-wide factors that are relevant to the company. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

For example, we note discussion on page 116 of plans to order two new coastal vessels for delivery targeted in 2017 and 2018 following the merger, as well as discussion on page 132 of a reduction in charter inventory in order to maximize yields, and discussion on page 133 of increases in inventory for vessels that service the Amazon and the Mediterranean. As another example, we note the increase in your working capital deficit to $59.7 million as of December 31, 2014 as compared to a working capital deficit of $25.1 million as of December 31, 2013, and your statement on page 135 that, “Similar to others in the industry, Lindblad operates with a meaningful working capital deficit.”

We have revised the disclosure on pages 132 and 133 of the Proxy Statement to include a new “Overview” section as requested.

Securities and Exchange Commission

April 28, 2015

Lindblad’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Presentation

Results of Operations, page 130

31.	We note from the table on page 131 that Available Guest Nights increased in 2014 as compared to 2013, while Maximum Guests decreased in the same period. As both are measures based on double occupancy per the definitions on page 128, please explain to us in your response the facts and circumstances leading to this situation.

The diverging trends of Available Guest Nights and Maximum Guests from 2013 to 2014 is driven by changes in the itineraries that Lindblad offers. In 2014, Lindblad offered fewer voyages than in 2013, driven by less use of chartered vessels, and the average duration of its voyages in 2014 was longer than in 2013. This resulted in the number of Available Guest Nights increasing from 2013 to 2014 while the Maximum Guests number decreased. We have added disclosure to page 132 of the Proxy Statement to reflect the foregoing.

Liquidity and Capital Resources, page 134

32.	You indicate on page FS-24 that you currently have no intention to remit any additional undistributed earnings of your foreign subsidiaries in a taxable manner. Revise to disclose the amount of cash, cash equivalents, and investments that are currently held outside of the U.S. that are subject to restriction from and/or additional taxes upon repatriation. To the extent that the majority of such funds are held in certain countries, disclose the names of such countries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We have revised the disclosure on page 141 of the Proxy Statement as requested. The following table sets forth the amount of cash held by country:

Location	December 31, 2014		December 31, 2013
Ecuador	$298,542	1%	$185,012	1%
Australia	2,205,523	6%	4,151,546	9%
Cayman Islands	35,322,625	89%	25,792,312	58%
Cash held onboard ships that operated outside the United States	936,084	2%	723,299	2%
Cash and cash equivalents held in countries other than the United States	38,762,744	98%	30,852,169	70%

United States	915,944	2%	13,501,394	30%
Total cash and cash equivalents	$39,678,720	100%	$44,353,563	100%

Of Lindblad’s restricted cash and marketable securities amounting to $8.3 million and $9.8 million in the aggregate as of December 31, 2014 and 2013, respectively, $3.4 million and $3.2 million, respectively, are held by United States entities.

Securities and Exchange Commission

April 28, 2015

Beneficial Ownership of Securities, page 136

33.	Please identify the natural persons with voting and investment power over the shares held by Capitol Acquisition Management 2 LLC, T. Rowe Price Associates, Inc., Fir Tree Inc., BlueMountain Capital Management, LLC, AQR Capital Management, LLC, TD Asset management, and National Geographic Society.

We have revised the disclosure on pages 143 and 144 of the Proxy Statement to include the natural person that has voting and investment power over the shares held by Capitol Acquisition Management 2 LLC and National Geographic Society as requested.

With respect to T. Rowe Price Associates, Inc., Fir Tree Inc., BlueMountain Capital Management, LLC and AQR Capital Management, LLC (the “Institutional Holders”), we respectfully note that Item 6 of Schedule 14A provides for disclosure of the information required by Item 403 of Regulation S-K only “to the extent known by the persons on whose behalf the solicitation is made.” Furthermore, the instructions to Item 403 permit “a registrant [to] rely upon information set forth in [statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act] unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.” We relied on the statements on Schedule 13G filed by the Institutional Holders in preparing the beneficial ownership table and have no reason to believe that the information contained in such statements is not complete and accurate. The Institutional Holders are not affiliates of the Company and have no relationship with the Company other than as stockholders. The statements on Schedule 13G filed by the Institutional Holders did not indicate that any natural person had voting or investment power over the shares held by them. Accordingly, we are unable to include information with respect to the natural persons that have voting and investment power over the shares held by the Institutional Holders.

Securities and Exchange Commission

April 28, 2015

Certain Relationships and Related Person Transactions Lindblad Related Person Transactions, page 142

34.	Please advise why you have not listed here the charitable contribution of 500,000 founders shares to the Lindblad Expeditions disclosed on page 14. Refer to Item 404(a) of Regulation S-K.

We have revised the disclosure on page 148 of the Proxy Statement to include related party transaction disclosure related to the contribution of the Company’s stock to the National Geographic Joint Fund for Exploration and Conservation established by National Geographic as requested.

35.	We note your statement on page FS-9 that Cruise/Ferry Master Fund I, N.V. (“CFMF”) has controlled Lindblad since 2009. We further note your disclosure on page 134 regarding an increase in net cash used in investing activities in the year ended December 31, 2014 due to a $25.0 million initial cash payment in connection with the purchase of an investment in CFMF. Please tell us whether any transactions with CFMF require disclosure in this section.

We have revised the disclosure on page 148 of the Proxy Statement to include related party transaction disclosure related to CFMF in response to this comment.

Financial Statements of Lindblad Expeditions, Inc. and Subsidiaries Statements of Cash Flow, page FS-7

36.	We note from your disclosure on page FS-12 that amounts held in the restricted cash and marketable securities represent funds required to be held in certificates of deposit by certain vendors and regulatory agencies. Please support your inclusion in changes in restricted cash in investing rather than operating cash flows. Refer to the guidance in FASB ASC 230-10-20.

We respectfully advise the Staff that according to ASC 230-10-20, investing activities include “acquiring and disposing of debt or equity instruments.” Lindblad’s restricted cash and marketable securities represent certificates of deposit, money market funds, and other escrow accounts. We respectfully acknowledge that Lindblad’s restricted cash and marketable securities have attributes of both operating activities and investing activities. According to ASC 230-10-45-22, when this is the case, “the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for that item.” All of the instruments classified in “restricted cash and marketable securities” have maturities and restrictions of greater than three months, and as such would not otherwise be classified as a cash equivalent. Furthermore, while these do benefit Lindblad’s operations, the nature of these instruments are principally non-operating assets committed to for a larger period of time, in a manner similar to held-to-maturity securities, which should be classified as investing activities. Because of these facts, we respectfully submit that the classification of these cash flows as investing activities is appropriate, and no revision is necessary to Lindblad’s statements of cash flows.

Securities and Exchange Commission

April 28, 2015

Note 1 – Business Acquisitions, page F-9

37.	We note your assertion here that, due to the warrant to purchase 60% of the fully diluted shares of Lindblad issued to CFMF as part of the 2009 loan amendment, you believe CFMF has control of Lindblad. Please tell us how CFMF’s possession of an unexercised warrant gives CFMF the direct or indirect ability to determine the direction of management and policies, the definition of “control” as stated in the Master Glossary of the FASB ASC.

We respectfully advise the Staff that control is defined in the ASC master glossary as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.” Lindblad considered the following factors in determining whether or not CFMF was deemed to have control of Lindblad:

1.	CFMF possessed a warrant to purchase 60% of Lindblad for nominal consideration that could be exercised at any time.

2.	CFMF and Lindblad entered into a shareholder agreement under which CFMF was declared to be in control of Lindblad, and for which CFMF was awarded two of the three seats on the Board of Directors.

The combination of these factors gave CFMF the power to control Lindblad.

Note 2 – Summary of Significant Accounting Policies Revenue Recognition, page FS-11

38.	Please revise your accounting policy for revenue recognition to discuss the various ways in which you earn revenue and indicate whether your material revenue streams are recognized on a gross or net basis. In this regard, your policy here addresses only the cost of tours, deposits, and cancellation fees, while your discussion on page 127 includes pre- or post-expedition excursions, hotel accommodations, land-based expeditions, air transportation to and from the ships, goods and services rendered onboard that are not included in guest ticket prices, and trip insurance. Additionally, it appears from your discussion on page 127 of the composition of costs of tours that other revenue is recorded on a gross basis. In your response, please provide support for recording each of these items on a gross, rather than net basis in the income statement pursuant to FASB ASC 605-45.

We have revised the accounting policy on page FS-11 of the Proxy Statement to clarify that revenues for the sale of tickets and other revenues, principally for the sale of pre and post expeditions excursions, hotel accommodations, land-based expeditions, and air transportation to and from the ships, are recorded gross as requested.

Securities and Exchange Commission

April 28, 2015

The conclusion to record these revenues gross was based upon the evaluation of ASC 605-45-45, as outlined below.

Requirements of ASC 605-45-45-4 through 45-14 (elements of “Gross” reporting)	Implication on the sale of air transportation and hotel accommodations to guests	Implication on the sale of pre and post expedition excursions and land-based expeditions to guests
45-4: The Entity is the primary obligor in the Arrangement	Yes, Lindblad is the primary obligor to the customer.	Yes, Lindblad is the primary obligor to the customer.

45-5 through 45-8: The Entity has general inventory risk – before customer order is placed	No, the airline has general inventory risk prior to the order being placed.	Yes, if Lindblad does not fill spots in an already booked expedition, it still bears the responsibility of the cost of the expedition.

45-8: The Entity has latitude in establishing price	Yes, Lindblad establishes the price of the airline ticket to the customer.	Yes, Lindblad establishes the selling price of the expeditions to the customer.

45-9: The Entity changes the product or performs part of the service	Yes, in the sense that if a guest needs to make a change to a ticket they need to do so through Lindblad.	Yes, Lindblad performs and/or coordinates the service of the land-based expedition.

45-10: The Entity has discretion in supplier selection	Yes, Lindblad may select any airline onto which to book its guest.	Yes, Lindblad selects tour guides and other operators onto which to operate its expeditions.

45-11: The Entity is involved in the determination of the product or service specifications	Yes, Lindblad determines the airline and flights onto which to book the guest.	Yes, Lindblad determines when, where, and how an expedition is performed.

45-12: The Entity has physical loss inventory risk – after customer order or during shipping	Yes, Lindblad bears the risk of a booked flight.	Yes, as to Lindblad sponsored expeditions and yes as to advance arrangements that Lindblad has established with third-party providers.

45-13 through 45-14: The Entity has credit risk	Yes, Lindblad is responsible to pay the airline, whether or not the guest pays Lindblad.	Yes, Lindblad is responsible to pay its tour operators, whether or not the guest pays Lindblad.

Securities and Exchange Commission

April 28, 2015

Selling and Administrative Expenses, page FS-11

39.	Please describe to us in your response the various types of promotional expenses you incur. Specifically, address whether any of your promotions involve cash back or on-board credits. Revise to disclose your accounting policy and the amounts recognized for promotional programs, and the related classification for each period presented, if significant, pursuant to FASB ASC 605-50-50.

We respectfully advise the Staff that Lindblad provides promotional items on selected voyages, such as onboard credits, complimentary beverage service and complimentary gratuities, as well as promotional books to attract potential customers. The onboard credits allow the customer to make certain complimentary purchases while on the vessel and are not transferable. These promotional items are listed below and are not (individually, nor in the aggregate) material to Lindblad’s financial statements:

	For the Years Ended December 31,
	2014	2013	2012
Promotional Items
Books and other materials – included in selling and marketing expenses	$81,823	$294,766	$9,703
Complimentary Bar & Gratuities – included in cost of tours	106,362	172,727	-
Onboard credits – included as an offset to revenue	263,695	284,429	260,543
Onboard promotions – included as an offset to revenue	56,661	82,550	36,176

Securities and Exchange Commission

April 28, 2015

We have revised the accounting policy on page FS-11 of the Proxy Statement to further disclose the items included in selling, marketing, general, and administrative expenses.

Earnings per Common Share, page FS-11

40.	Revise to include a reconciliation of the numerators and denominators for both basic and diluted per-share computations for each period presented. In this regard, you should quantify the weighted average number of shares included in your computations by security type, including separate presentation of the shares underlying warrants that can be issued for little consideration. Please refer to FASB ASC 260-10-50-1.

We have revised the disclosure on pages FS-12 and FS-13 of the Proxy Statement as requested.

Equity Method Investment, page FS-14

41.	Please revise your disclosure here to describe CFMF’s business. Include in your disclosure how CFMF is related to DVB.

We have revised the disclosure on page FS-15 of the Proxy Statement as requested.

42.	We note here that you executed $47 million of the $96 million CFMF purchase agreement in December 2014, and that you have recorded this as an equity method investment. Please tell us how you considered the requirements of Rule 3-09 of Regulation S-X.

We respectfully advise the Staff that we have evaluated to facts and circumstances in connection with our investment of $47 million in CFMF and the rules and regulations in support of Rule 3-09 of Regulation S-X. We would like to provide the Staff with the following background information regarding CFMF as of December 31, 2014:

●	CFMF is an investment vehicle through which two investors have joined to provide an interest bearing loan to Lindblad.

●	CFMF holds only two assets as follows:

●	A loan receivable from Lindblad in the amount of $20 million, and

●	A warrant for the purchase of 60% of the fully diluted common stock of Lindblad.

●	CFMF receives interest from Lindblad on their notes receivable.

●	CFMF has no revenue or operating income, and insignificant operating expenses.

On December 2014, Lindblad purchased 43% of CFMF. Furthermore, as otherwise described in this Proxy, it is Lindblad’s plan to purchase the remaining 57% of CFMF and immediately liquidate CFMF.

Securities and Exchange Commission

April 28, 2015

In our evaluation of Rule 3-09, Lindblad evaluated and determined that CFMF was not a business, as discussed in the table below.

Pursuant to ASC 805-10-20 and also as embodied within Rule 11-01 Presentation Requirements, the following were provided as facts and circumstances to consider in evaluating whether an acquisition constitutes a business:

ASC-805-10-20	Evaluation of CFMF
Requirements To Qualify as a Business	Meets Requirements to Constitute as a Business?	Explanation
Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business are the following:
(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or	No	Upon its consummation of the purchase of the remaining 57% of CFM. Lindblad will immediately liquidate CFMF. As such, CFMF will have no activities within Lindblad after the remaining the 57% of CFMF is acquired.
(2) Whether any of the following attributes remain with the component after the transaction:
(i) Physical facilities	No	CFMF does not have any physical facilities.
(ii) Employee base	No	CFMF does not have any employees.
(iii) Market distribution	No	CFMF does not have a product to market.
(iv) Sales force	No	CFMF does not have a sales force.
(v) Customer base	No	CFMF does not have a customer base.
(vi) Operating rights	No	CFMF does not have any operation rights.
(vii) Production techniques; or	No	CFMF does not have any production or production techniques.
(viii) Trade names	No	CFMF does not have any trade names.

Securities and Exchange Commission

April 28, 2015

Furthermore, within the SEC Financial Reporting Manual, section 2010 Determination of a Business, we evaluated subsection 2010.2, including the Note to Section 2010.2, excerpted below:

2010.2     A separate entity, subsidiary, division or possibly a separate product line — A "business" for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

●	Will the nature of the revenue producing activity generally remain the same?

●	Will the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques, or trade names remain after the acquisition?

NOTE to SECTION 2010.2

The staff's analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition. New carrying values of assets, or changes in financing, management, operating procedures, or other aspects of the business are not unusual following a business acquisition. Such changes typically do not eliminate the relevance of historical financial statements. Registrants that have succeeded to a revenue producing activity by merger or acquisition, with at least one of the other factors listed above remaining after the acquisition, are encouraged to obtain concurrence from the staff in advance of a filing if they intend to omit financial statements related to the assets and activity. Registrants may direct requests related to appropriate financial statements of an acquired entity or group of assets to CF-OCA.

It is Lindblad’s plan to liquidate CFMF immediately upon the purchase of the remaining 57%. CFMF will have no continuity within Lindblad after the consummation of the purchase of the remaining 57% of CFMF. Accordingly, CFMF would not meet the continuity requirements of a business.

Securities and Exchange Commission

April 28, 2015

We also note in section 2010.3 of the SEC Financial Reporting Manual that an investment accounted for under the equity method is to be accounted for as a business for financial reporting purposes. We believe, however, that since CFMF would be liquidated immediately upon Lindblad’s purchase of the remaining 57% of CFMF, that this lack of continuity would cause Lindblad’s investment at December 31, 2014 not to be a business.

Based upon this analysis, the Company determined that it was not appropriate, nor necessary to provide the financial statements of CFMF within this Proxy.

43.	As a related matter, you disclose on page FS-9 that you plan to close the remaining ownership stake in CFMF on or before June 30, 2015. Please confirm if you concluded it is probable that you will acquire the remaining equity of CFMF as of December 31, 2014. If so, please tell us how you considered the requirements of Rule 3-05 of Regulation S-X and Rule 11-01(a)(1) of Regulation S-X to provide audited and pro forma financial statements for CFMF, respectively.

We respectfully advise the Staff that as of December 31, 2014, due to Lindblad’s lack of sufficient capital to complete the acquisition, Lindblad had concluded that it was not probable that it would acquire the remaining equity of CFMF.

44.	Finally, given the relative significance of this investment to assets as of December 31, 2014, please tell us what consideration you gave to the presentation of summarized information as to assets, liabilities, and results of operations of the investees in the financial statement footnotes. Refer to FASB ASC 323-10-50-3(c).

We respectfully advise the Staff that as analyzed in the response to comment 42 above, Lindblad’s investment does not represent an investment in a business. As discussed in comment 42, above, Lindblad intends to liquidate CFMF immediately upon purchasing the remaining 57% interest in CFMF. Thus, the investment in CFMF would fail to meet the continuity requirements of a business. As this is the case, Lindblad is not required to present summarized financial information in the financial statement footnotes.

Note 7 – Long Term Debt

Junior Credit Facility, page FS-21

45.	Please tell us how you determined the number of shares used in the Black-Scholes valuation of 154,287.

We respectfully advise the Staff that the number of shares used to calculate the value of the warrant was determined as follows:

Class A Shares Outstanding	90,000
Class B Shares Outstanding	12,858
Total shares outstanding	102,858

Divided by (1 – 60%)	40%
Total shares outstanding after exercise of warrant	257,145

Multiplied by 60%	60%
Shares issued to warrant holder	154,287

Securities and Exchange Commission

April 28, 2015

46.	As a related matter, please revise to disclose the amount of unamortized discount related to the 60% warrant at each balance sheet date pursuant to FASB ASC 740-20-50.

We respectfully advise the Staff that the amount of the unamortized discount was included on the table on the top of page FS-22 of the original filing of the Proxy Statement. We therefore do not believe that any further disclosure is necessary and have not revised the disclosure in response to this comment.

47.	We note your disclosure here that you consider the Second Amended Junior Credit Facility to be a modification, not an extinguishment of the First Amended Junior Credit Facility. FASB ASC 470-50-40-6 states that a substantial modification of terms shall be accounted for like an extinguishment, and should be accounted for in accordance with FASB ASC 405-20-40-1. In this regard, we note a 66% increase in the interest rate from 6% to 10%, an extension of maturity date by 6 years, and an increase in overall availability under the facility of 60%, from $25 million to $40 million. Please tell us why you believe these changes do not constitute a substantial modification of terms.

We respectfully advise the Staff that we evaluated the 2012 Amended Junior Debt to determine whether the amendment was a debt modification or debt extinguishment under ASC 470-50-40. The analysis seeks to determine whether the two debt instruments (i.e., the 2009 Junior Debt and the 2012 Amended Junior Debt) are substantially different or are substantially the same. If the instruments are substantially different, the transaction is treated as a debt extinguishment. If the instruments are substantially the same, the transaction is treated as a debt modification. The instruments are deemed to be substantially different if, when comparing the present value of the cash flows from each of the instruments, the difference is at least 10 percent (ASC 470-50-40-10). Pursuant to ASC 470-50-40-6 and ASC 470-50-40-10, the present value of the cash flows from each of the debt instruments (i.e., the 2009 Junior Debt and the 2012 Amended Junior Debt) were computed and compared as follows.

Securities and Exchange Commission

April 28, 2015

We determined whether or not, on the date of the amendment, the fair value of the 2012 Amended Junior Debt, was substantially different from the fair value of the 2009 Junior Debt. This was analyzed using the 10% test described above. We discounted both sets of cash flows at the effective rate on the old debt, which was 18%. According to ASC 470-50-40-12(c), “if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses shall be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.” Since the both the 2009 Junior Debt and the 2012 Amended Junior Debt allow Lindblad to prepay (put back) the debt, we analyzed the cash flows under both scenarios, as follows:

a.	These calculations were first performed without consideration of optional prepayments. The fair value of all contractual mandatory payments on the date of the amendment was calculated separately both before and after modification. These two values were compared and the difference was 25.6%.

b.	We then performed the same analysis, assuming we exercised the put options on both the 2009 Junior Debt and the 2012 Amended Junior Debt. When the cash flows can be prepaid, it makes all cash flows “day 1” cash flows. As a result, the net present value of these cash flow is equal to the face value of the cash flows. When we performed this test, the difference in the fair values was 0%.

c.	According to ASAC 470-50-40-12(c), we should use the cash flow assumptions that generate the smaller change for determining the basis for the 10 percent test. Therefore the results of the test are 0%.

We acknowledge that the terms of the Junior Debt changed enough to give rise to the question of whether extinguishment accounting applies to the amendment. However, under Lindblad’s application of ASC 470-50-40, the 2012 amendment of the Junior Debt does not constitute an extinguishment of debt and should be accounted for as a modification.

Note 8 – Income Taxes, page FS-22

48.	You disclose that should additional amounts of your foreign subsidiaries’ undistributed earnings be remitted to the U.S. as taxable dividends, you would expect that this would result in additional U.S. tax at your 34% statutory rate and offset by any potential foreign tax credits. Pursuant to FASB ASC 740-30-50-1(c), revise to disclose the amount of the unrecognized deferred tax liability if determination of that liability is practicable or disclose a statement that determination is not practicable.

We have revised the disclosure on page FS-25 of the Proxy Statement to indicate that it is not practicable to estimate the amount of the unrecognized deferred tax liability.

Note 9 – Commitments and Contingencies

Royalty Agreement – National Geographic, page FS-25

49.	Please revise your disclosure here to include a discussion of how the royalty fee payable to National Geographic is calculated, and where it is recorded on the income statement. This disclosure should be similar to your disclosure related to the royalty agreement for the Islander.

We have revised the disclosure on page FS-26 of the Proxy Statement as requested.

Securities and Exchange Commission

April 28, 2015

50.	Please revise your disclosure related to the extended license agreement with National Geographic to include a description of the consideration received by National Geographic, and how such consideration will be valued and recorded in your financial statements.

We have revised the disclosure on page FS-26 on the Proxy Statement as requested.

Legal Proceedings, page FS-26

51.	Please revise your disclosure related to the November 2013 settlement to include the facts and circumstances surrounding the lawsuit pursuant to FASB ASC 450-20-50.

We have revised the disclosure on pages FS-27 and FS-28 of the Proxy Statement to include the facts and circumstances surrounding the lawsuit as requested.

Note 15, page FS-30

52.	We note your disclosure of a promissory note dated November 3, 2014 providing for up to $3,500,000 of advances from the Company to Sven Lindblad. Please tell us how you intend to comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives.

As disclosed on page 148 of the Proxy Statement under the heading “Related Party Transactions,” the promissory note was satisfied in full and terminated on March 9, 2015.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Mark Ein